FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

April 25, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

File No. 82-3929

McFAULD'S LAKE UPDATE

April 25, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The following is an update of the Company's activities at McFauld's Lake.

Extensive geophysical work has and is being carried out over the newly cut EW grid straddling the Fancamp/Noront boundary on the west side of the property. This work is aimed at further defining the Aerotem II conductors and magnetic results shown on the Company's news release of February 28, 2008. These magnetic results in particular show that these conductive zones, including the Eagle I discovery, are part of the same mineralized system and management believes that the untested conductors are in all probability similar to those tested at Eagle I.

Preliminary returns on the Fancamp side with pulse time domain EM, show sizeable and strong conductors at depths below 150 to 200 metres (beneath the depths recently drill tested by Noront on their reported AT I target immediately west of Fancamp's boundary). Ground magnetics, frequency domain EM and gravity surveys, currently being carried out, will further define these targets for a preliminary diamond drill program approximating 2,000 metres scheduled to begin, given the logistical problems of breakup, crew renewals and ongoing geophysics, in mid June.

The Company also participated in an airborne VTEM survey, recently carried out by Freewest Resources Canada Ltd. Parts of the Fancamp ground were covered by this survey which is notably more powerful and deeply penetrative than the Aerotem II. Only partial results are available as yet, but the Company can report strong conductors at depth beneath, at least, the NE sector of the very large, complex magnetic anomaly located in the northern part of the property, an anomaly which showed no conductivity on either the Geotem survey of 2003 or the AeroTem II survey of 2007. This new finding is of potentially immense significance, given its size and proximity, along the regional structural trend, to the Eagle I discovery itself.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

END